EXHIBIT 99.1

NANOBIOTIX to Present at the 5th Annual Evercore ISI HealthCONx Conference

PARIS and CAMBRIDGE, Mass., Nov. 15, 2022 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that Laurent Levy, co-founder and chairman of the executive board, and Bart Van Rhijn, chief financial officer, will participate in a virtual fireside chat at the 5th annual Evercore ISI HealthCONx Conference on Thursday, December 1, 2022, at 9:15 AM ET / 3:15 PM CET.

The fireside chat will be webcast live from the events page of the Investors section of the Company’s website. A replay of the webcast will be archived and available for 90 days following the event.

About NANOBIOTIX
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com